Exhibit 23.1

Chang G. Park, CPA, Ph. D.
t 2667 CAMINO DEL RIO S. SUITE B t SAN DIEGO, CALIFORNIA 92108 t
t Telephone (858) 722-5953 t FAX (858) 761-0341
t E-MAIL changgpark@gmail.com t

December 3, 2009

To Whom It May Concern:

The firm of Chang G. Park, CPA consents to the inclusion of our report of October 2, 2009, except for Note S, as to which the date is December 2, 2009 on the audited consolidated financial statements of Naturewell, Incorporated and subsidiaries as of June 30, 2009 and 2008, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Chang Park
CHANG G. PARK, CPA

Member of the California Society of Certified Public Accountants Registered with the Public Company Accounting Oversight Board